Exhibit (a)(1)(N)
The following is a letter emailed from Jim Reid-Anderson, Chairman of the Board, President and Chief Executive Officer of Dade Behring Holdings, Inc., to employees of Dade Behring Holdings, Inc. sent on August 6, 2007:
To all the people of Dade Behring,
I am pleased to be able to share with you that Erich Reinhardt, President and CEO of Siemens Medical Solutions, has asked me to become Chief Executive Officer of Siemens Medical Solutions Diagnostics following the closing of Siemens’ acquisition of Dade Behring. At that time, Dade Behring will be combined with Siemens Medical Solutions Diagnostics, which is currently comprised of the former Diagnostic Products Corporation and the diagnostics business of Bayer AG, creating the largest clinical diagnostics company in the world.
It will be an honor for me to lead the combined organizations through this next phase of growth, establishing even higher standards than today for delivering a customer excellence strategy. While integrating the two companies will not come without challenges, we can effectively manage through this time of positive change. I believe the long-term opportunities and rewards for our customers, employees and other stakeholders will be quite significant, and ultimately, both companies will become even stronger than they are today.
This week we are taking some initial steps to plan for the integration, a process that will include individuals from both companies. Over the coming months we will construct a thoughtful integration plan and implementation timeline. No integration steps will be implemented prior to the transaction closing since we remain independent companies. By working together in our planning phase, we will ensure a process that takes into consideration the needs of our customers and the strengths and capabilities of both organizations.
I know all of you continue to have questions about how this integration will impact you and your function or site. I ask for your patience, as it will likely be several months before we make any final decisions. You have my commitment to move through this transition period as swiftly as feasible. As we move forward, we intend to communicate decisions openly, promptly and broadly to both organizations.
There is much we will need to do together to build our company into a world-class organization. I will undoubtedly ask you to stretch and adapt to change as we integrate our organizations and prepare for the future. For now, I ask that you stay focused on serving our customers and achieving the many initiatives we have committed to deliver in the back part of the year.
I am very proud of all that you have accomplished and extremely confident in your ability to carry the success of Dade Behring forward into this next stage in our history.

You are a source of inspiration to me, and I am convinced that we have the ability to elevate our capabilities, setting a new industry standard for customer excellence.
Best regards,
/s/ Jim Reid-Anderson